UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              APPONLINE.COM,, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)



                                   0383 2H100
                      -------------------------------------
                                 (CUSIP Number)



    EDWARD CAPUANO, 520 BROADHOLLOW ROAD, MELVILLE, NY 11747, (631) 844-9805
    -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 APRIL 15, 2000
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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



                                  SCHEDULE 13D


CUSIP No. 0383 2H100                                        Page 1 of 4 Page



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Edward Capuano       SS# ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                 No funds were expended by the reporting person.
                          OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)    [  ]
                 Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------

Number of        7      SOLE VOTING POWER
Shares Owned            28,314,290 of 28,314,290 shares beneficially owned in
By Each                 the aggregate
Reporting
Person           ---------------------------------------------------------------
With
                 8      SHARED VOTING POWER
                        Not applicable
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER
                        9,063,057 of 28,314,290 shares beneficially owned in the
                        aggregate
                 ---------------------------------------------------------------

                 10     SHARED DISPOSITIVE POWER
                        Not applicable
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,314,290 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  63.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------


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



Item 1.  SECURITY AND ISSUER.
         -------------------

                  This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share (the "Common Stock") of AppOnline.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 520 Broadhollow Road, Melville, NY 11747.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------
                  This Statement is being filed by Edward Capuano as voting trustee of the Skulsky Trust which pursuant to a voting trust agreement dated as of April 15, 2000, Mr. Capuano has sole voting power over 19,251,233 shares of the Company's common stock owned by the Skulsy Trust. Mr. Capuano's business address is c/o the Company at 520 Broadhollow, Melville, NY 11747. Mr. Capuano, the voting trustee of the Skulsky Trust, is the Chief Executive Officer of the Company. Mr. Capuano is the beneficial owner of 9,063,057 shares of common stock and is the voting trustee over an additional 19,251,233 shares owned by the Skulsky Trust whereby he has been granted sole voting power. During the last five years Mr. Capuano has not (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Capuano is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------
                  No funds have been expended by Mr. Capuano with respect to his appointment as voting trustee. The shares of common stock that Mr. Capuano owns individually were issued to him as a founder of the Company.

Item 4.  PURPOSE OF TRANSACTION.
         ----------------------
                  The voting trust was established in order for Mr. Capuano to continue to control the affairs of the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------
                  Edward Capuano individually owns, in the aggregate, 9,063,057 shares of Common Stock, which is approximately 20.2% of the outstanding shares of Common Stock as of the date hereof.
                  Of the 9,063,057 shares of Common Stock beneficially owned by Mr. Capuano, Mr. Capuano possesses the sole power to dispose of and direct the disposition of and vote 9,063,057 shares.
                  The Skulsky Trust, of which Mr. Capuano is the voting trustee, beneficially owns, in the aggregate, 19,251,233 sharesof Common Stock, or 42.9% of the outstanding shares of Common Stock as of the date hereof.
         Of the19,251,233 shares of Common Stock beneficially owned by the Skulsky Trust, Mr. Capuano possesses the sole power vote 19,251,233 shares.

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




         Within the past 60 days, Mr. Capuano did not vote any such shares.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------------------------------------------
         On April 15, 2000, AppOnline.com, Inc., Mr. Capuano and the Skulsky Trust entered into a Voting Trust Agreement. Pursuant to the agreement, Mr. Capuano was granted sole voting power over 19,251,233 shares of common stock owned by the Skulsky Trust. Other than this agreement there are no contracts, arrangements, understandings or relationships between Mr. Capuano or the Skulsky Trust and any other party with respect to securities of the issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------
         Exhibit 1 Voting Trust Agreement dated April 15, 2000 by and among AppOnline.com, Inc., Edward Capuano and the Skulsky Trust.

                                    SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 18, 2000
                                                     /S/ EDWARD CAPUANO
                                                     ------------------
                                                     Edward Capuano




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